Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F of Just Energy Group Inc. (the “Company”) of our reports dated May 18, 2016, with respect to the consolidated financial statements of the Company as at March 31, 2016 and 2015, and for the years then ended, and the effectiveness of internal control over financial reporting of the Company as at March 31, 2016, included herein.

We also consent to the incorporation by reference of such reports into the Company’s outstanding registration statements on Form F-3 (No. 333-188184), Form F-10 (No. 333-208289) and Form S-8  (No. 333-183954, No. 333-200194 and No. 333-208131) that have been filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Toronto, Canada	Chartered Accountants

June 2, 2016	Licensed Public Accountants